 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Soodik, Bonnie W. (Last) (First) (Middle) 100 N. Riverside Plaza M/C 5003-1001 (Street) Chicago, IL 60606 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) August 29, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Sr. Vice President, President Share Services Group
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Soodik, Bonnie W. - August 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Compensation Units	$0.0000	03/28/2002	A | V	(A) 9.1100 (1)		Common - 0.0000	$48.1100		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	03/28/2002	A | V	(A) 2.2800 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	04/11/2002	A | V	(A) 9.9800 (1)		Common - 9.9800	$49.3300		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	04/11/2002	A | V	(A) 2.5000 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	04/25/2002	A | V	(A) 11.7200 (1)		Common - 0.0000	$42.0000		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	04/25/2002	A | V	(A) 2.9300 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/09/2002	A | V	(A) 2.7400 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/09/2002	A | V	(A) 10.9700 (1)		Common - 0.0000	$44.8700		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/23/2002	A | V	(A) 2.8000 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/23/2002	A | V	(A) 11.2000 (1)		Common - 0.0000	$43.9450		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/06/2002	A | V	(A) 11.6300 (1)		Common - 0.0000	$42.3450		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/06/2002	A | V	(A) 2.9100 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/20/2002	A | V	(A) 11.2500 (1)		Common - 0.0000	$43.7550		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/20/2002	A | V	(A) 2.8100 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	07/03/2002	A | V	(A) 11.2400 (1)		Common - 0.0000	$43.8100		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	07/03/2002	A | V	(A) 2.8100 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	07/18/2002	A | V	(A) 11.6800 (1)		Common - 0.0000	$42.1650		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	07/18/2002	A | V	(A) 2.9200 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	08/01/2002	A | V	(A) 3.0100 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	08/01/2002	A | V	(A) 12.0400 (3)		Common - 0.0000	$40.8750		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	08/15/2002	A | V	(A) 13.4200 (1)		Common - 0.0000	$36.6750		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	08/15/2002	A | V	(A) 3.3600 (2)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	08/29/2002	A | V	(A) 13.2800 (1)		Common - 0.0000	$37.0650		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	08/29/2002	A | V	(A) 3.3200 (2)		Common - 0.0000		7,844.3600 (4)	I	Deferred Compensation Stock Program

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James C. Johnson by POA ________________________________ 08-30-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Soodik, Bonnie W. - August 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 4 - August 2002

Bonnie W. Soodik
100 N. Riverside Plaza
M/C 5003-1001
Chicago, IL 60606
Explanation of responses:

(1)   Phantom stock units acquired under the company's Deferred Compensation Plan through salary deferral.
(2)   Salary match shares of phantom stock allocated to the reporting person's account under the Company's Deferred Compensation Plan.
(3)   Phantom stock unit dividends allocated to salary stock deferral under the Deferred Compensation Plan. Total units include employer match.
(4)   Includes adjustments for dividends accrued

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